Mail Stop 4561

December 7, 2006

By U.S. Mail and facsimile to (802) 660-1320.

Kirk W. Walters
Treasurer and Chief Financial Officer
Chittenden Corporation
2 Burlington Square
Burlington, VT 05401

> **Re:** **Chittenden Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 001-13769**

Dear Mr. Walters:

We have reviewed your filing and have the following comments. We have limited our review to only the issue raised in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Summary of Significant Accounting Policies

Accounting for Derivatives, page 53

1. For each type of hedging relationship entered into during the periods presented, please revise your disclosures and tell us the following information for each type of hedging relationship:

- the nature and terms of the hedged item or transaction;

- the nature and terms of the derivative instruments;

- the notional and fair values of the derivative instruments and how they were reported;

- the specific documented risk being hedged;

- the type of SFAS 133 hedge (fair value, cash flow, etc.) used; and

- the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis

Note 7 – Borrowings, page 62

2. Please address the following regarding your disclosure on page 63 that you entered into interest rate swap agreements to hedge the debentures underlying your trust preferred securities:

- Specifically tell us whether you used the short-cut method of effectiveness testing to assess effectiveness of these hedges during the periods presented.

- If so, please tell us in detail how you determined that these hedges qualified for the short-cut method based on the guidance of paragraph 68.

- If you believe that the difference between your application of short-cut accounting and no-hedge accounting treatment was not material, please provide us with your SAB 99 materiality analysis for the annual and quarterly periods affected.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief